                                   FORM 6-K

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                                            Commission File Number: 333-10486

                       For the Month of September, 2000


                           Trend Micro Incorporated
                (Translation of registrant's name into English)


            Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                       Sibuya-ku, Tokyo 151-8583, Japan
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   X        Form 40-F __
                                  ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ___     No  X
                                              ---


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Information furnished on this form:

                               Table of Contents

Consolidated Interim Financial Information (Unaudited) of Trend Micro Incorporated, consisting of:

     Consolidated balance sheets at June 30, 1999 and 2000 (and audited balance sheet at December 31, 1999)
     Consolidated statements of income for the six months ended June 30, 1999 and 2000
     Consolidated statements of cash flows for the six months ended June 30, 1999 and 2000
     Notes to consolidated financial schedules

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Trend Micro Incorporated


Date: September 29, 2000                 By: /s/ Chang Ming-Jang
                                             -------------------
                                             Chang Ming-Jang
                                             Representative Director;
                                             President, Chief Executive
                                             Officer and Chairman of the
                                             Board

                           TREND MICRO INCORPORATED
                           ------------------------
                         AND CONSOLIDATED SUBSIDIARIES
                         -----------------------------

        INDEX TO CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)
        ---------------------------------------------------------------

                                                                      Page
                                                                      ----

     Consolidated balance sheets at June 30, 1999 and 2000 (and        1
      audited balance sheet at December 31, 1999)

     Consolidated statements of income for the six months ended
      June 30, 1999 and 2000                                           3

     Consolidated statements of cash flows for the six months
      ended June 30, 1999 and 2000                                     4

     Notes to consolidated financial schedules                         5

                           TREND MICRO INCORPORATED
                           ------------------------
                         AND CONSOLIDATED SUBSIDIARIES
                         -----------------------------

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------

              (Except December 31, 1999, all balances unaudited)

                                    ASSETS
                                    ------

                                                                                                               Thousands of
                                                                        Thousands of yen                       U.S. dollars
                                                        ----------------------------------------------------   ------------
                                                           June 30,         December 31,        June 30,         June 30,
                                                        ---------------    ---------------   ---------------     --------
                                                             1999               1999             2000              2000
                                                        ---------------    ---------------   ---------------     --------
Current assets:
  Cash and cash equivalents                             (Yen) 6,113,898    (Yen)15,648,881   (Yen)20,901,860      $196,927
  Marketable securities                                       2,161,558            624,328         3,262,862        30,741
  Notes and accounts receivable, trade                        5,172,256          6,057,172         7,232,047        68,137
  Allowance for doubtful accounts and sales returns            (279,059)          (382,973)         (419,776)       (3,955)
  Inventories                                                    74,325             64,036           101,778           959
  Deferred income taxes                                         617,896            922,061           940,866         8,864
  Prepaid expenses and other current assets                     493,468            771,577         1,749,301        16,481
                                                        ---------------    ---------------   ---------------      --------
            Total current assets                             14,354,342         23,705,082        33,768,938       318,154
                                                        ---------------    ---------------   ---------------      --------

Investments and other assets:
  Securities investments                                      3,393,960          3,078,406           980,801         9,241
  Investment in and advances to affiliated Companies                 --             70,144           246,628         2,324
  Goodwill and other intangible assets                          478,154            440,252         1,586,609        14,948
  Deferred income taxes                                          87,991            276,609           398,019         3,750
  Other                                                         388,889            461,125           539,415         5,082
                                                        ---------------    ---------------   ---------------      --------
                                                              4,348,994          4,326,536         3,751,472        35,345
                                                        ---------------    ---------------   ---------------      --------
Property and equipment:
  Office furniture and equipment                                809,347            998,126         1,308,853        12,331
  Other properties                                              157,117            222,094           357,362         3,367
                                                        ---------------    ---------------   ---------------      --------
                                                                966,464          1,220,220         1,666,215        15,698
  Less: Accumulated depreciation                               (390,256)          (470,435)         (667,128)       (6,285)
                                                        ---------------    ---------------   ---------------      --------
                                                                576,208            749,785           999,087         9,413
                                                        ---------------    ---------------   ---------------      --------

                                                        (Yen)19,279,544    (Yen)28,781,403   (Yen)38,519,497      $362,912
                                                        ===============    ===============   ===============      ========

    The accompanying notes are an integral part of the financial schedules.

                           TREND MICRO INCORPORATED
                           ------------------------
                         AND CONSOLIDATED SUBSIDIARIES
                         -----------------------------

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------
              (Except December 31, 1999, all balances unaudited)

                     LIABILITIES AND SHAREHOLDERS' EQUITY
                     ------------------------------------
--------------------------------------------------------------------------------

                                                                                                          Thousands of
                                                                 Thousands of yen                         U.S. dollars
                                                 ----------------------------------------------------     ------------
                                                     June 30,        December 31,        June 30,           June 30,
                                                 ---------------   ---------------    ---------------       --------
                                                       1999              1999               2000              2000
                                                 ---------------   ---------------    ---------------       --------
Current liabilities:
  Notes payable, trade                           (Yen)    87,795   (Yen)   137,803    (Yen)   148,182       $  1,396
  Accounts payable, trade                                352,905           578,332            472,072          4,448
  Accounts payable, other                                322,703           633,806            591,154          5,570
  Withholding income taxes                                14,512           119,791            145,999         -1,375
  Accrued expenses                                       443,537           343,243            476,950          4,493
  Accrued income and other taxes                         791,412           981,899            946,855          8,921
  Deferred revenue                                     1,725,153         2,185,659          2,898,887         27,312
  Other                                                  294,910           139,326            349,417          3,292
                                                 ---------------   ---------------    ---------------       --------
            Total current liabilities                  4,032,927         5,119,859          6,029,516         56,807
                                                 ---------------   ---------------    ---------------       --------

Long-term liabilities:
  Long-term debt                                               -         6,000,000         10,865,760        102,372
  Deferred revenue                                       136,519           226,365            330,544          3,114
  Accrued pension and severance costs                     82,745           125,246            143,590          1,353
                                                 ---------------   ---------------    ---------------       --------
                                                         219,264         6,351,611         11,339,894        106,839
                                                 ---------------   ---------------    ---------------       --------

Minority interest in consolidated subsidiary                   -                -           151,468            1,427

Shareholders' equity:
  Common stock,(Yen)50 par value -
    Authorized - 83,000,000 shares
    Issued and outstanding
    - June 30, 1999      63,504,000 shares             5,223,669
    - December 31, 1999  64,842,900 shares                               5,414,660
    - June 30, 2000      65,172,669 shares                                                  5,620,192         52,951
  Additional paid-in capital                           8,255,851         9,198,712         10,101,923         95,175
  Legal reserve                                          149,991           149,991            149,991          1,413
  Deferred compensation related to stock options        (291,429)         (101,528)           (50,764)          (478)
  Retained earnings                                    1,770,170         3,082,302          5,276,722         49,715
  Accumulated other comprehensive income
    Net unrealized gain on debt and equity               205,936           215,922            503,255          4,741
    securities
    Cumulative translation adjustments                  (270,255)         (632,988)          (580,279)        (5,467)
                                                 ---------------   ---------------    ---------------       --------
                                                         (64,319)         (417,066)           (77,024)          (726)
                                                 ---------------   ---------------    ---------------       --------
  Treasury stock, at cost                                (16,580)          (17,138)           (22,421)          (211)
                                                 ---------------   ---------------    ---------------       --------
                                                      15,027,353        17,309,933         20,998,619        197,839
                                                 ---------------   ---------------    ---------------       --------
Commitments and contingent liabilities                         -                 -                  -              -
                                                 ---------------   ---------------    ---------------       --------
            Total liabilities and shareholders'
             equity                              (Yen)19,279,544   (Yen)28,781,403    (Yen)38,519,497       $362,912
                                                 ===============   ===============    ===============       ========

    The accompanying notes are an integral part of the financial schedules.

                           TREND MICRO INCORPORATED
                           ------------------------
                         AND CONSOLIDATED SUBSIDIARIES
                         -----------------------------

                       CONSOLIDATED STATEMENTS OF INCOME
                       ---------------------------------

                                 ( Unaudited )

                                                                                              Thousands of
                                                                 Thousands of yen             U.S. dollars
                                                        ---------------------------------     ------------
                                                                                              For the six
                                                                 For the six months           months ended
                                                                   ended June 30,               June 30,
                                                        ---------------------------------     ------------
                                                                1999            2000              2000
                                                        -----------------  --------------     ------------
Net sales                                                  (Yen)5,733,698  (Yen)9,330,979       $87,912
Cost of sales                                                     210,454         603,879         5,689
                                                           --------------  --------------     ---------
  Gross profit                                                  5,523,244       8,727,100        82,223
                                                           --------------  --------------     ---------

Operating expenses:
  Selling                                                         746,211       1,068,155        10,064
  Research and development                                        487,038         850,858         8,016
  General and administrative                                    2,581,081       4,129,855        38,910
                                                           --------------  --------------     ---------
                                                                3,814,330       6,048,868        56,990
                                                           --------------  --------------     ---------

  Operating income                                              1,708,914       2,678,232        25,233
                                                           --------------  --------------     ---------

Other income (expenses):
  Interest income                                                  76,190          76,561           721
  Interest expense                                                 (1,389)        (85,521)         (806)
  Gain on sales of marketable securities                            1,488          65,377           616
  Foreign exchange gain (loss), net                                68,094          31,191           294
  Other income (expense), net                                     (84,975)        974,227         9,179
                                                           --------------  --------------     ---------
                                                                   59,408       1,061,835        10,004
                                                           --------------  --------------     ---------

Income before income taxes, minority interest
 and equity in loss of affiliated companies                     1,768,322       3,740,067        35,237
                                                           --------------  --------------     ---------
Income taxes:
  Current                                                       1,107,638       1,790,174        16,866
  Deferred                                                       (174,557)       (340,689)       (3,210)
                                                           --------------  --------------     ---------
                                                                  933,081       1,449,485        13,656
                                                           --------------  --------------     ---------

Income before minority interest and equity in loss of
 affiliated companies                                             835,241       2,290,582        21,581
Minority interest in income of a consolidated subsidiary               --          72,645           684
                                                           --------------  --------------     ---------
Income from consolidated companies                                835,241       2,217,937        20,897
Equity in losses of affiliated companies                               --          23,517           222
                                                           --------------  --------------     ---------

Net income                                                   (Yen)835,241  (Yen)2,194,420       $20,675
                                                           ==============  ==============     =========


                                                                Yen             Yen        U.S. dollars
                                                           --------------  --------------  ------------
Per share data:
    Net income - basic                                        (Yen)13.26      (Yen)33.76        $ 0.32
               - diluted                                           12.70           32.80          0.31
    Cash dividends                                                  3.33              --            --


    The accompanying notes are an integral part of the financial schedules.

                           TREND MICRO INCORPORATED
                           ------------------------
                         AND CONSOLIDATED SUBSIDIARIES
                         -----------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------

                                 ( Unaudited )

                                                                                                           Thousands of
                                                                              Thousands of yen             U.S. dollars
                                                                     ----------------------------------    ------------
                                                                                                           For the six
                                                                              For the six months           months ended
                                                                                ended June 30,               June 30,
                                                                     ----------------------------------    ------------
                                                                             1999            2000              2000
                                                                     -----------------  ---------------    ------------
Cash flows from operating activities:
  Net income                                                           (Yen)   835,241  (Yen) 2,194,420       $ 20,675
  Adjustments to reconcile net income to net cash
   provided by operating activities -
    Amortization of deferred compensation related to stock
     Options                                                                   189,901           46,114            434
     Depreciation and amortization                                             130,160          466,243          4,393
     Pension and severance costs, less payments                                 24,670           30,833            290
     Loss on disposal of fixed assets                                               --            2,739             26
     Deferred income taxes                                                    (174,557)        (340,688)        (3,210)
     Gain on sales of marketable securities                                     (1,488)         (65,377)          (616)
     Minority interest in income of a consolidated subsidiary                       --           72,645            684
     Changes in assets and liabilities:
       Increase in deferred revenue                                            361,920          800,107          7,538
       Increase in notes and accounts receivable, trade, net
         of allowances                                                        (690,220)        (915,342)        (8,624)
       Increase in inventories                                                 (13,984)         (26,987)          (254)
       Increase (decrease) in notes and accounts payable,
        trade                                                                   15,063         (187,070)        (1,762)
       (Decrease) increase in accrued corporate taxes and
        other                                                                  (50,522)          76,529            721
       Increase in other current assets                                        (18,559)        (726,786)        (6,847)
       Decrease in other current liabilities                                  (228,871)          (6,101)           (57)
       Other                                                                   (68,580)         172,974          1,629
                                                                     -----------------  ---------------    ------------
           Net cash provided by operating activities                           310,174        1,594,253         15,020
                                                                     -----------------  ---------------    ------------

Cash flows from investing activities:
  Payments for purchases of fixed assets                                      (185,473)        (412,227)        (3,884)
  Proceeds from sales of marketable securities                                  49,252          150,814          1,421
  Payments for purchases of marketable securities                           (3,821,068)          (2,736)           (26)
  Acquisitions of businesses, net of cash acquired                                  --       (1,308,248)       (12,326)
  Increase in investments in affiliated companies                                   --         (200,000)        (1,884)
                                                                     -----------------  ---------------    ------------
           Net cash used in investing activities                            (3,957,289)      (1,772,397)       (16,699)
                                                                     -----------------  ---------------    ------------

Cash flows from financing activities:
  Issuance of common stock pursuant to exercise of stock
   options                                                                     283,313          359,273          3,385
  Tax benefit from exercise of non-qualified stock options                     323,579          621,555          5,855
  Proceeds from long-term debt                                                      --        5,000,000         47,108
  Repayment of long-term debt                                                       --         (325,056)        (3,062)
  Decrease in short-term borrowings                                            (72,800)        (198,000)        (1,865)
  Dividends paid                                                              (208,337)              --             --
  Other                                                                         25,789          (27,555)          (260)
                                                                     -----------------  ---------------    ------------
           Net cash provided by financing activities                           351,544        5,430,217         51,161
                                                                     -----------------  ---------------    ------------
Effect of exchange rate changes on cash and cash equivalents                    12,992              906              9
                                                                     -----------------  ---------------    ------------
Net (decrease) increase in cash and cash equivalents                        (3,282,579)       5,252,979         49,491
Cash and cash equivalents at beginning of period                             9,396,477       15,648,881        147,436
                                                                     -----------------  ---------------    ------------
Cash and cash equivalents at end of period                             (Yen) 6,113,898  (Yen)20,901,860       $196,927
                                                                     =================  ===============   ============

    The accompanying notes are an integral part of the financial schedules.

                           TREND MICRO INCORPORATED
                           ------------------------
                         AND CONSOLIDATED SUBSIDIARIES
                         -----------------------------

                   NOTES TO CONSOLIDATED FINANCIAL SCHEDULES
                   -----------------------------------------

                                 ( Unaudited )

1.       Basis of presentation

         The consolidated financial schedules of Trend Micro Incorporated and its subsidiaries (collectively "the Company") are unaudited. These schedules have been prepared in accordance with U.S. GAAP. The unaudited financial schedules furnished include all adjustments that are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the six months ended June 30, 2000 are not necessarily indicative of the results for the year ended December 31, 2000.

2.       Recent pronouncements

         In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), REVENUE RECOGNITION IN FINANCIAL STATEMENTS. SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. In June 2000, the SEC issued Staff Accounting Bulletin No. 101B ("SAB 101B"), SECOND
AMENDMENT: REVENUE RECOGNITION IN FINANCIAL STATEMENTS. SAB 101B delays the implementation date of SAB 101 for registrants with fiscal years that begin between December 16, 1999 and March 15, 2000. The Company will adopt SAB 101 pursuant to SAB 101B as required in the fourth quarter of 2000 and does not expect the adoption of SAB 101 to have a material impact on the Company's financial position or results of operations.

3.       U.S. dollar amounts

         U.S. dollar amounts presented in the financial schedules are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the approximate current rate at June 30, 2000 ((Yen)106.14 = U.S. $1) has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial schedules.

4.       Acquisitions

         On February 29, 2000, the Company acquired 1,600 shares (66.7%) of outstanding shares of Nihon Unisoft Incorporated for (Yen)1,600,000 thousand ($15,074 thousand) in cash through ipTrend Incorporated, a wholly-owned subsidiary of the Company established on January 18, 2000. Nihon Unisoft Incorporated has been a Japanese Unix software solution provider in the networking communications and Internet domain since November 1, 1983. The purpose of the acquisition is to develop the internet-based technology and to expand the sales of the products and services used by that technology. This acquisition was accounted for as a purchase and the purchase price was allocated to the assets acquired and liabilities assumed, including goodwill of (Yen) 1,442,117 thousand ($13,587 thousand) which was being amortized over 5 years on a straight-line basis. Pro forma information reflecting this acquisition is not included as the impact of this acquisition is not material.

5.       Net income per share

         Net income per share amounts were computed based on Statements of Financial Accounting Standards No. 128. For the six months ended June 30, 1999 and 2000, weighted average shares used for computation of basic net income per share were 63,015 thousand shares and 65,006 thousand shares, respectively, and the weighted average shares used for diluted net income per share were 65,754 thousand shares and 66,905 thousand shares, respectively. The dilutive effect resulted from the exercise of stock warrants.

6.       Comprehensive income

         Changes in shareholders' interest that do not result directly from transactions with shareholders are as follows:

                                                                                                           Thousands of
                                                                              Thousands of yen             U.S. dollars
                                                                     ----------------------------------    ------------
                                                                                                           For the six
                                                                              For the six months           months ended
                                                                                ended June 30,               June 30,
                                                                     ----------------------------------    ------------
                                                                             1999            2000              2000
                                                                     -----------------  ---------------    ------------
Net income                                                             (Yen)835,241      (Yen)2,194,420       $20,675
                                                                       ------------      --------------       -------
Other comprehensive income (loss), net of tax:
   Unrealized gain on debt and equity securities:
      Unrealized holding gains arising during period                        (53,467)            561,635         5,291
      Less reclassification adjustment for gains
       included in net income                                                  (931)            (65,377)         (616)
                                                                       ------------      --------------       -------
                                                                            (54,398)            496,258         4,675
   Foreign currency translation adjustments                                   8,267              52,709           497
                                                                       ------------      --------------       -------
Other comprehensive income (loss), before tax                               (46,131)            548,967         5,172
Income tax expense related to items of other
  comprehensive income                                                       25,736            (208,925)       (1,969)
                                                                       ------------      --------------       -------
Other comprehensive income (loss), net of tax                               (20,395)            340,042         3,203
                                                                       ------------      --------------       -------
Comprehensive income                                                   (Yen)814,846      (Yen)2,534,462       $23,878
                                                                       ============      ==============       =======


7.       Supplemental cash flow information

         Cash payments for income taxes were (Yen)770,619 thousand and
(Yen)883,384 thousand ($8,323 thousand) for the six months ended June 30, 1999 and 2000, respectively. In these respective periods, interest payments were
(Yen)1,338 thousand and (Yen)85,725 thousand ($808 thousand).

8.       Marketable securities

         Cash equivalents and marketable securities (current and non-current) include money market funds, mutual funds and debt and equity securities for which the aggregate fair value, gross unrealized gains and losses and cost pertaining to "available-for-sale" investments as of June 30 and December 31,1999 and June 30,2000 were as follows:

                                                               Thousands of yen
                                 ----------------------------------------------------------------------
                                                                 June 30, 1999
                                 ----------------------------------------------------------------------
                                                                Gross unrealized
                                                        ---------------------------------
                                        Cost               Gains               Losses          Fair value
                                 --------------         ------------           ----------     --------------
Available for sale:
  Money market funds             (Yen)3,417,154         (Yen)      -           (Yen)    -     (Yen)3,417,154
  Equity securities                     159,073              396,405                    -            555,478
  Debt securities                     5,002,686                3,394                6,040          5,000,040
                                 --------------         ------------           ----------     --------------
     Total                       (Yen)8,578,913         (Yen)399,799           (Yen)6,040     (Yen)8,972,672
                                 ==============         ============           ==========     ==============

                                                               Thousands of yen
                                 ----------------------------------------------------------------------
                                                               December 31,1999
                                 ----------------------------------------------------------------------
                                                               Gross unrealized
                                                        ---------------------------------
                                     Cost                  Gains                 Losses         Fair value
                                 --------------         ------------           ----------     --------------
Available for sale:
  Money market funds            (Yen)       31          (Yen)      -           (Yen)    -     Yen)        31
  Mutual funds                         960,806                     -                    -            960,806
  Equity securities                    529,076               412,392                    -            941,468
  Debt securities                    1,800,000                   460                    -          1,800,460
                                ---------------         ------------           ----------     --------------
      Total                     (Yen)3,289,913          (Yen)412,852           (Yen)    -     (Yen)3,702,765
                                ===============         ============           ==========     ==============


                                                               Thousands of yen
                                 ----------------------------------------------------------------------
                                                                June 30, 2000
                                 ----------------------------------------------------------------------
                                                               Gross unrealized
                                                        ---------------------------------
                                     Cost                  Gains                 Losses         Fair value
                                 -------------          ------------           ----------     --------------
Available for sale:
  Money market funds            (Yen)       31          (Yen)      -           (Yen)     -    (Yen)       31
  Mutual funds                         960,806                     -                     -           960,806
  Equity securities                    573,747               927,912                30,082         1,471,577
  Debt securities                    1,800,000                11,280                     -         1,811,280
                                --------------          ------------           -----------    --------------
      Total                     (Yen)3,334,584          (Yen)939,192           (Yen)30,082    (Yen)4,243,694
                                ==============          ============           ===========    ==============


                                                          Thousands of U.S. dollars
                                 ----------------------------------------------------------------------
                                                                June 30, 2000
                                 ----------------------------------------------------------------------
                                                               Gross unrealized
                                                        ---------------------------------
                                     Cost                  Gains                 Losses         Fair value
                                 -------------          ------------           ----------     --------------
Available for sale:
  Money market funds            $            -                    --                    --    $            -
  Mutual funds                           9,052                    --                    --             9,052
  Equity securities                      5,406                 8,742                   284            13,864
  Debt securities                       16,959                   106                    --            17,065
                                --------------         -------------           -----------    --------------
       Total                    $       31,417           $     8,848           $       284    $       39,982
                                ===============        =============           ===========    ==============

         Fair value of money market funds approximates cost due to the short-term maturities of these investments.

         At June 30, 1999 and 2000, debt securities consisted of bonds issued by a related party (SOFTBANK). The cost and fair value of "available-for sale" debt securities by contractual maturity at June 30 and December 31,1999 and June 30,2000 are as follows:

                                                                Thousands of yen
                           --------------------------------------------------------------------------------------------
                                   June 30, 1999                December 31, 1999                June 30, 2000
                           ------------------------------ ------------------------------ ------------------------------
                                Available-for sale             Available-for sale             Available-for-sale
                           ------------------------------ ------------------------------ ------------------------------
                               Cost        Fair value         Cost         Fair value        Cost         Fair value
                          --------------- --------------  -------------- --------------- --------------  --------------
  Due within one year     (Yen)1,602,686   (Yen)1,606,080  (Yen)  100,000  (Yen)  100,460  (Yen)  100,000   (Yen)  100,230
  Due after one year           3,400,000        3,393,960       1,700,000       1,700,000       1,700,000        1,711,050
                          --------------- --------------- --------------- --------------- --------------- ----------------
                          (Yen)5,002,686   (Yen)5,000,040  (Yen)1,800,000  (Yen)1,800,460  (Yen)1,800,000   (Yen)1,811,280
                          =============== =============== =============== =============== =============== ================


                                                            Thousands of U.S. dollars
                                                          ------------------------------
                                                                  June 30, 2000
                                                          ------------------------------
                                                               Available-for-sale
                                                          ------------------------------
                                                              Cost         Fair value
                                                          --------------  --------------
                                     Due within one year     $   942         $    944
                                     Due after one year       16,017           16,121
                                                          --------------  --------------
                                                             $16,959          $17,065
                                                          ==============  ==============

         Proceeds from sales of "available-for-sale" securities for the six months ended June 30, 2000 was (Yen)151,621 thousand ($1,429 thousand). There were no sales transactions of "available-for-sale" securities for the six months ended June 30,1999. Gross realized gains on sales of "available-for-sale" securities for the six months ended June 30, 2000 was (Yen)65,376 thousand ($616 thousand).

         Equity securities of (Yen)417,600 thousand and debt securities of
(Yen)1,800,000 thousand, which had previously been recorded as "Securities investments" under investments and other assets, became marketable and were reclassified to"Marketable securities" at June 30, 2000.

9.       Transactions with related parties

         Account balances and transactions with SOFTBANK and its affiliated companies are as follows:

                                                                              Thousands of
                                                        Thousands of yen      U.S. dollars
                                                 ---------------------------- ------------
                                                             June 30            June 30
                                                 ---------------------------- ------------
                                                        1999         2000         2000
                                                 --------------  ------------  -----------
         Accounts receivable, trade              (Yen)  720,841  (Yen)737,693    $ 6,950
         Accounts payable, other                         19,494        44,604        420
         Sales for the six months ended               1,262,643     1,241,653     11,698
         Purchase and expense for the six months         69,861        95,280        898
          ended

         The Company believes that each of these transactions has been negotiated on an arm's length basis and done at fair value based on market pricing.

10.      Long-term debt

         Long-term debt at December 31, 1999 consisted of unsecured bonds of
(Yen)6,000,000 thousand due 2002 with interest rate of 2.5% per annum. issued in relation to the Company's 1999 incentive plan.

         Long-term debt at June 30, 2000 consisted of unsecured bonds of
(Yen)5,700,000 thousand ($53,703 thousand) due 2002 with an interest rate of 2.5% per annum issued in relation to the Company's 1999 incentive plan, unsecured bonds of (Yen)5,000,000 thousand ($47,108 thousand) due 2003 with an interest rate of 2.1% per annum issued in relation to the Company's 2000 incentive plan, and unsecured loans from banks of (Yen)165,760 thousand ($1,562 thousand) with weighted-average interest rate of 2.25% per annum due 2002 to 2003. The unsecured bonds of (Yen)5,000,000 thousand ($47,108 thousand) were issued by the Company on June 26, 2000 with 5,000 detachable warrants. One warrant, which is exercisable commencing July 21, 2000, entitles the holder to subscribe (Yen)1 million ($9 thousand) per warrant for shares of common stock of the Company at (Yen)15,700 ($148) per share. Upon issuance of these bonds, the Company repurchased all of these warrants and distributed such instruments at fair market value to the directors and certain employees of the Company and certain of its subsidiaries as a part of their remuneration. At June 30, 2000, no warrants had been exercised. The warrants will expire on June 19, 2003.

11.  Stock warrants

     Based on the Company's 1997, 1998 and 1999 incentive plans, the Company issued the following bonds with detachable warrants to SOFTBANK. Based on the Company's 2000 incentive plan, the Company issued following bonds with detachable warrants to public.

   1.  Shareholders' meeting       September 29,          March 28,         May 29, 1998      June 30, 1999         June 1, 2000
       approval...................          1997               1998
   2.  Date of bond                  October 17,     April 15, 1998        June 15, 1998       July 29, 1999        June 26, 2000
       issuance...................          1997
   3.  Amount of each bond
       (Thousands of yen).........  (Yen)908,523       (Yen)412,965         (Yen)196,650      (Yen)6,000,000       (Yen)5,000,000
   4.  Date on which the bonds       October 17,      April 15, 1998       June 15, 1998                   -                    -
       were fully redeemed........          1997
   5.  Exercise price per
       each warrant...............      (Yen)285            (Yen)285            (Yen)285          (Yen)6,400          (Yen)15,700
   6.  Warrant exercise period....   October 27,      April 27, 1998            June 25,           August 20,            July 21,
                                         1997 to          to April 5,       1998 to June        1999 to July             2000 to
                                     October 12,                2002             7, 2002            22, 2002             June 19,
   7.  Number of shares                     2001                                                                            2003
       represented by warrants....     3,187,800           1,449,000             690,000             937,500              318,471
   8.  Outstanding as of
       December 31, 1999..........       727,200             475,500             406,800             937,500                    -
   9.  Outstanding as of
       June 30, 2000..............       595,200             384,900             351,000             886,131              318,471

     Upon issuance of each bond, the Company bought all of the warrants and distributed them to the directors and certain employees of the Company and its subsidiaries as a part of their remuneration.

     These transactions were accounted for both as an issuance of debt to SOFTBANK and the public, and as an issuance of warrants to the directors and certain employees of the Company and its subsidiaries. The issuance of the warrants to the directors and employees was accounted for under APB 25.

     Warrant activity was as follows:

                                                                         Thousands of shares
                                                                       represented by warrants
                                                                     --------------------------
     Outstanding at December 31, 1996............................                3,188
      Granted....................................................                    -
      Exercised..................................................                    -
      Redeemed...................................................                    -
                                                                              --------
     Outstanding at December 31, 1997............................                3,188
      Granted....................................................                2,139
      Exercised..................................................               (1,007)
      Redeemed...................................................                 (374)
                                                                              --------
     Outstanding at December 31, 1998............................                3,946
      Granted....................................................                  937
      Exercised..................................................               (2,336)
      Redeemed...................................................                    -
                                                                              --------
     Outstanding at December 31, 1999                                            2,547
      Granted....................................................                  318
      Exercised..................................................                 (329)
      Redeemed...................................................                    -
                                                                              --------
     Outstanding at June 30, 2000                                                2,536
                                                                              ========

     Balances were as follows:

                                                           Thousands of shares
                                                         -----------------------
                                                          December 31  June 30
                                                         -----------------------
                                                             1999      2000
                                                         ----------  -----------

          Authorized and outstanding.................      2,547        2,536
          Exercisable................................      1,308        1,590


     For the above stock warrants granted on April 15, 1998 and June 15, 1998, management calculated deferred compensation expense of (Yen)878,798 thousand during fiscal 1998. Such deferred compensation will be amortized over the vesting period which is generally 24 months. Approximately (Yen)397,467 thousand and (Yen)379,803 thousand were amortized during fiscal 1998 and 1999, respectively. Approximately (Yen)50,764 thousand ($478 thousand) was amortized during the six months ended June 30,2000.The grants of October 17, 1997, July 29, 1999 and June 26, 2000, with respect to which the vesting period is generally 24 months, did not result in deferred compensation.


12.   Commitments and contingent liabilities

     There were no significant commitments outstanding at June 30, 2000.

     In May 1997, Trend Micro Incorporated (TMI), the parent company's U.S. subsidiary, sued Network Associates (formerly McAfee Associates, Inc.) in the U.S. Federal District Court for the Northern District of California alleging that their products infringe TMI's U.S. Patent No. 5,623,600 relating to a system and method for detecting computer viruses in a network environment and seeking injunctive relief and unspecified money damages. In June 1997, Network Associates denied infringement, alleging the Company's patent is invalid, and filed counterclaims against TMI alleging unfair competition, false advertising, trade libel and interference with prospective economic advantage. In April 2000, Network Associates filed suit against TMI in the U.S. Federal District Court for the Northern District of Texas, alleging that TMI's anti-virus software packages, including the Trend Virus Control System, infringes a Network Associates patent which was issued on February 22, 2000.

     On May 31, 2000, the parties entered into a settlement agreement and cross-license agreement pursuant to which they agreed, among other things, to dismiss all outstanding litigation between each other and to cross-license certain rights in their respective patent portfolios. Under the agreements, Network Associates is to pay $12,500 thousand ((Yen)1,326,750 thousand) to Trend U.S. within 60 days in consideration for its past patent license from Trend U. S. The Company recorded gain on settlement of the litigation and related receivable balance of (Yen)1,040,172 thousand ($9,800 thousand), net of related fees for lawyers of (Yen)286,578 thousand ($2,700 thousand) in total, as "other income" and "prepaid expense and other current assets". Payment by Network Associates to Trend U.S. pursuant to the agreement was made on July 7, 2000.

13.   Segment information

     The Company and its consolidated subsidiaries operate principally in two industry segments: "Security software business" and "Internet-related products/service business". However, industry segment information is not currently disclosed since more than 90% of sales, operating income and assets in all segments are from the "security software business". Net sales is attributed to countries based on the location of the Company or the relevant consolidated subsidiary. Geographic information concerning the Company's net sales to external customers and long-lived assets for the six months ended June 30, 1999 and 2000 is as follows:

                                                                                         Thousands of
                                                    Thousands of yen                     U.S. dollars
                                      ------------------------------------------        --------------

                                                                                         For the six
                                                                                         months ended
                                           For the six months ended June 30,               June 30,
                                      ------------------------------------------        --------------
                                              1999                 2000                      2000
                                      -------------------   --------------------        --------------
Net sales to external customers:
 Japan                                  (Yen)2,600,520        (Yen)3,388,855               $31,928
 U.S.A.                                      1,465,708             2,778,167                26,175
 Taiwan                                        750,149               829,621                 7,816
 Europe                                        662,363             1,870,517                17,623
 Other                                         254,958               463,819                 4,370
                                        --------------        --------------             ---------
    Total                                    5,733,698             9,330,979                87,912
                                        ==============        ==============             =========
Long-lived assets:
 Japan                                    (Yen)941,023          (Yen)939,497               $ 8,851
 U.S.A.                                        180,749               351,647                 3,313
 Taiwan                                        264,553               371,104                 3,496
 Europe                                         39,585                83,803                   790
 Other                                          17,340                33,532                   316
                                        --------------        --------------             ---------
    Total                               (Yen)1,443,250        (Yen)1,779,583               $16,766
                                        ==============        ==============             =========

     Long-lived assets for a particular geographic segment are those assets used in the geographic segment.